

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Daniel M. Behrendt
Chief Financial Officer
Taser International, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

> **RE: Taser International, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **Form 10-Q for the Period Ended June 30, 2015**
> **Filed August 6, 2015**
> **File No. 1-16391**

Dear Mr. Behrendt:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Consolidated Financial Statements</u>

<u>1. Organization and Summary of Significant Accounting Policies, (h) Revenue Recognition, Deferred Revenue and Accounts and Notes Receivable, page 50</u>

1.   In order to provide investors with a better understanding of the scope and estimates associated with your revenue recognition policies, please tell us and revise your critical accounting policy disclosures in MD&A in future filings to address:

- The percentage of revenue arrangements that involve multiple elements;

- For those arrangements, the magnitude for which you allocate revenue based on vendor specific objective evidence of selling price, third party evidence of selling price, or management's best estimate of selling price;

- The "certain" circumstances when not all revenue recognition requirements are met at the time equipment is provided to customers that could result in such revenue being recognized ratably over a specified term or when all conditions for revenue recognition are met; and

- For TAP, when and how you determine the amount of consideration related to future product purchases.

Form 10-Q for the Period Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition… , page 23

General

2.   Due to your focus on your sales growth, please revise annual and quarterly future filings to disclose and discuss the factors that impacted current quarter sales relative to sales in the preceding quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction